

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

January 6, 2011

TORM A/S
Roland M. Andersen-Chief Financial Officer
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

      Re: **Torm A/S**
              Form 20-F for the fiscal year ended December 31, 2009
              Filed June 29, 2010
              File Number: 000-49650

Dear Mr. Anderson:

      We have reviewed your response letter dated December 10, 2010 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5- Operating and Financial Review and Prospects

Assessment of Impairment of Assets, page 47

1. In your response to our prior comment 2, you indicate that appraisals of your vessels are used by management, along with other information, to analyze development and trends in the shipping rates. In this regard, please tell us whether or not such analysis contributed to your expectations of freight rate development for product tankers in the fourth quarter of 2010, including the forecast revision disclosed in your November 4, 2010 Form 6-K filing.

2. If management uses the tanker appraisals to analyze developments and trends in shipping rates, it is not clear how you can conclude that this information is not reliable and that a discussion of the decrease in the fair value of your ships, along with any corresponding information used to analyze development and trends in shipping rates, is not material to your investors. In particular, if such information highlights any known trends or uncertainties that will have a material favorable or unfavorable impact on your results of operations, it appears that disclosure would be required under Item 5.D of Form 20-F. Please advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief